Exhibit 99.1

XOMA Reports 2008 Financial Results

BERKELEY, Calif., March 11, 2009: XOMA Ltd. (Nasdaq:XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its results for the year ended December 31, 2008.

Total revenues in 2008 were $68.0 million, compared with $84.3 million in 2007. XOMA’s net loss was $45.2 million, or $0.34 per share for the year ended December 31, 2008, compared with a net loss of $12.3 million, or $0.10 per share, for 2007. The changes in revenue and net loss were primarily due to a one-time cash payment in 2007 of $30 million by Pfizer Inc. for a license providing non-exclusive access to XOMA’s Bacterial Cell Expression technology.

“In 2008, XOMA made significant progress in advancing our product-focused strategy while capitalizing on our technologies and assets to generate multiple revenue streams,” said Steven Engle, XOMA’s Chairman and Chief Executive Officer. “For the first time, XOMA showed that a single dose of an interleukin-1 beta (IL-beta) inhibitor, XOMA 052, increased the ability of Type 2 diabetes patients to produce insulin over three months. These clinical results provide support for one of the most significant medical advances in diabetes in decades - adding an entirely new approach, anti-inflammatory treatment, to existing insulin focused therapy.

“In addition to generating revenues in line with our guidance for 2008, XOMA made key decisions that enabled us to reduce spending and provide greater focus on high priority projects such as XOMA 052 and revenue-generating technology development that supports technology licensing deals such as the one we recently announced with Takeda,” continued Engle.

In 2009, XOMA plans to:

•	Complete the ongoing Phase 1 clinical trials of XOMA 052 in Type 2 diabetes by mid 2009

•	Initiate a Phase 2 clinical study of XOMA 052 in Type 2 diabetes in the third quarter of 2009

•	Establish a partnership for the development and worldwide marketing of XOMA 052

•	Present data on XOMA 052 at various medical conferences, including the 2009 American Diabetes Association Scientific Sessions in June

•	Complete the ongoing Phase 2a clinical trial of XOMA 052 in rheumatoid arthritis

•	Continue to seek opportunities to collaborate and license our novel antibody technologies

Recent Highlights

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Diabetes data generated with XOMA 052 supports groundbreaking anti-inflammatory approach: Based on ongoing Phase 1 results in humans with Type 2 diabetes and new preclinical findings, XOMA plans to initiate a Phase 2 clinical trial. Notably, preclinical results indicate that animals treated with XOMA 052 have increased insulin production and proliferation of insulin-producing islet cells. The Phase 1 clinical trial in the U.S. continues to progress with (1) enrollment in the single dose intravenous part of the trial completed; (2) enrollment in the single dose subcutaneous part of the trial nearing completion; and (3) the recent initiation of a multiple dose subcutaneous study. Complete data from all three parts of the Phase 1 trial are expected by mid-2009. Patient enrollment in the Phase 1 trial in Switzerland is expected to be completed in the fourth quarter of 2009.

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Rheumatoid arthritis clinical trial of XOMA 052 initiated: In March 2009, XOMA initiated a U.S.-based randomized, placebo-controlled Phase 2a study designed to enroll up to 18 patients with moderate to severe rheumatoid arthritis and evaluate the safety, pharmacokinetics and disease-specific outcomes of XOMA 052. The company expects results by the end of 2009.

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Data presented in 2008 from multiple clinical studies, supporting anti-inflammatory IL-1 therapeutic approach: At the annual meeting of the American College of Rheumatologists in October, Novartis AG (Novartis) reported positive Phase 2 data for its IL-1 beta targeting antibody canakinumab in cyropyrin-associated periodic syndrome that met the predefined endpoints of time to disease flare vs. placebo (p < 0.001). Novartis also reported earlier stage data in systemic juvenile idiopathic arthritis that showed patients achieved substantial clinical improvement within 15 days. Additionally, Regeneron reported positive Phase 2 data in gout for its IL-1 Trap ARCALYST®, demonstrating statistically significant reduction in the incidence of gout flares in a Phase 2 clinical study (p=0.0011). These results continue to build evidence for the class of IL-1 drugs.

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Takeda collaboration expanded, providing XOMA with a $29 million fee and potential milestones and royalties: In February 2009, Takeda Pharmaceutical Company Limited (Takeda) and XOMA expanded an existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of integrated information and data management systems. XOMA may incur an estimated $7.5 million for taxes and other costs related to the expanded collaboration. XOMA is marketing non-exclusive collaborations to potential partners which utilize XOMA’s extensive antibody discovery and development capabilities and technologies.

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Operating costs reduced: XOMA undertook multiple cost-cutting measures in 2008, including the postponement of clinical studies for additional indications of XOMA 052, the postponement of development on XOMA 629 and the restructuring of the Novartis oncology collaboration. These measures have allowed the company to focus research and development spending on the most promising proprietary development programs, including XOMA 052 in Type 2 diabetes. In January 2009, XOMA announced a reduction of its workforce by approximately 42 percent or 144 employees, a majority of which were in manufacturing and related areas. The company expects an annualized reduction of $27 million in cash expenditures when reductions have been completed in the second quarter of 2009. No bonuses were paid for 2008, and no salary increases have been awarded for 2009.

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Novartis collaboration restructured: The revised agreement provided an immediate cash payment and debt reduction, eliminated planned project expenditures and generated revenues in 2008 and 2009. Novartis will fully fund all future research and development expenses related to the agreement and pay potential milestones and double-digit royalties related to the HCD122 program and an additional ongoing program. HCD122 is a fully human anti-CD40 antibody with a unique, dual mechanism of action designed as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases. In April 2008, Novartis and XOMA initiated a Phase 1/2 clinical study of HCD122 for patients with lymphoma. A Phase 1 study for patients with multiple myeloma is also ongoing.

Fourth Quarter 2008 Financial Results

Total revenues were $36.9 million in the fourth quarter of 2008, compared to $14.7 million in the fourth quarter of 2007. License and collaborative fee revenues were $14.9 million in the fourth quarter of 2008, compared with $0.6 million in the same period of 2007. This increase is primarily related to the $13.7 million received from Novartis in 2008 as part of the restructuring of a collaboration agreement. Contract revenues for the fourth quarter of 2008 totaled $15.7 million compared with $9.5 million for the same period of 2007. The increase is primarily due to the execution of a manufacturing and technology transfer agreement with Novartis in the fourth quarter of 2008. Royalties were $6.3 million for fourth quarter of 2008 compared with $4.6 million for the same period in 2007. This increase is primarily the result of increased sales of LUCENTIS® worldwide.

Royalties are received based on worldwide sales of LUCENTIS®, RAPTIVA® and CIMZIA®. According to Genentech and Novartis, who are responsible for U.S. and international sales of LUCENTIS®, respectively, worldwide sales in the fourth quarter of 2008 were $464 million, a 26 percent increase over fourth quarter 2007 sales of $367 million.

According to Genentech and Merck Serono SA (Merck Serono), who are responsible for U.S. and international sales of RAPTIVA®, respectively, worldwide sales in the fourth quarter of 2008 and 2007 were the same at $58 million.

The company began to receive royalty income from sales of CIMZIA® which was launched in the U.S. for the treatment of moderate to severe Crohn’s disease in adult patients who have not responded to conventional therapy. Royalties in the fourth quarter of 2008 were not material. CIMZIA® is currently under review for approval for the treatment of rheumatoid arthritis by the FDA in the U.S and by the European Medicines Agency (EMEA) in Europe.

XOMA’s research and development expense for the fourth quarter of 2008 was $20.1 million, compared with $18.4 million in the same period 2007. This increase is primarily related to an increase in spending on the development of XOMA 052. General and administrative expense for the fourth quarter of 2008 was $5.2 million compared with $5.5 million for the same period last year.

Interest expense for the fourth quarter of 2008 was $2.0 million compared with $1.2 million for the same period of 2007. This increase is due to a higher principal balance and interest rate in 2008 associated with the increased loan from Goldman Sachs Specialty Lending Holdings, Inc. (Goldman Sachs).

Fiscal Year 2008 Financial Results

Total revenues in 2008 were $68.0 million, compared to $84.3 million in 2007. The decrease was primarily due to a one-time cash payment in 2007 of $30 million by Pfizer Inc. for a license providing non-exclusive access to XOMA’s Bacterial Cell Expression technology. License and collaborative fee revenues were $16.4 million in 2008 versus $36.5 million in 2007. In 2008, contract revenues were $30.5 million compared to $31.1 million for 2007. Royalties were $21.1 million for 2008 compared with $16.7 million for 2007.

According to Genentech and Novartis, worldwide sales of LUCENTIS® in 2008 were $1,761 million, an increase of 46% over 2007 sales of $1,208 million. According to Genentech and Merck Serono, worldwide sales of RAPTIVA® in 2008 were $242 million, an increase of 14% over 2007 sales of $213 million. According to UCB, who is responsible for sales of CIMZIA® , sales were $13 million in its first year of marketing in the U.S. and Switzerland.

In February 2009, the EMEA announced that, due to safety issues, it has recommended suspension of the marketing authorization of RAPTIVA® in the European Union. Merck Serono’s Canadian affiliate has announced that, in consultation with Health Canada, it will suspend marketing of RAPTIVA® there, also due to safety issues. The FDA has issued a RAPTIVA® public safety warning. As a result, sales of RAPTIVA® are expected to decline significantly in Europe and Canada and may be impacted in the U.S. XOMA receives mid single-digit royalties on worldwide sales of RAPTIVA®.

Operating expenses in 2008 were $106.7 million compared with $86.8 million in 2007. Research and development expense for the year 2008 was $82.6 million compared with $66.2 million for 2007. The increase was principally due to an increase in research and development spending supporting the clinical development of XOMA 052, research collaborations with Novartis, Schering-Plough Research Institute (SPRI) and Takeda, the company’s agreements with the National Institute of Allergy and Infectious Diseases (NIAID) and contract manufacturing activities.

Selling, general and administrative expense for 2008 was $24.1 million compared with $20.6 million for the same period last year. This increase was primarily due to increases in legal expenses, marketing communications, consulting fees and employee related costs, of which $0.8 million was share-based (non-cash) compensation.

Interest expense for 2008 was $7.7 million compared with $11.6 million for 2007. The decrease of $3.9 million is primarily due to the elimination in early 2007 of the company’s convertible debt, partially offset by additional interest expense incurred in 2008 related to the increased loan from Goldman Sachs.

Long-term Debt

At December 31, 2008, XOMA had outstanding principal of $50.4 million on a 5-year term loan from Goldman Sachs established in May 2008 and $12.9 million of long-term debt due to Novartis. The Goldman Sachs loan is secured by the company’s royalty revenue for RAPTIVA®, LUCENTIS® and CIMZIA®. The terms of this loan require that quarterly U.S. and outside-the-U.S. sales of RAPTIVA® exceed specified minimums, and that we maintain a specified ratio of royalties collected to interest payable. Due to the anticipated reduction in RAPTIVA® sales, XOMA may not be able to meet these requirements in the second or third quarter of this year and Goldman Sachs may accelerate repayment of the debt unless we can restructure the terms of the loan. The company has initiated discussions with Goldman Sachs regarding a restructuring of the loan and expects to resolve this matter in the next few months.

The long-term debt to Novartis represents XOMA’s borrowings under a loan facility established to facilitate XOMA’s participation in its collaboration with Novartis. The Novartis loan is secured by XOMA’s interest in the collaboration and is due in 2015. Under the restructured Novartis collaboration agreement, the principal balance of this note was reduced by $8.9 million to $12.9 million and no additional draw downs are available.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at December 31, 2008 were $10.8 million compared with $38.6 million at December 31, 2007. In addition, restricted cash as of December 31, 2008 and 2007 was $9.5 million and $6.0 million, respectively and consisted primarily of funds reserved for repayment of the Goldman Sachs loan. In February 2009, XOMA received a $29 million fee before taxes and other costs from Takeda due to an expansion of the companies’ collaboration. Cash used in operating activities during 2008 was $33.0 million compared with cash provided by operating activities of $4.5 million during 2007.

In October 2008, XOMA entered into a $60 million committed equity financing facility wherein the company can sell shares to Azimuth Opportunity Ltd. over a 24-month period. In 2008, the company sold 7.9 million shares for a total of $7.5 million under this facility.

As a result of the anticipated decline in RAPTIVA® royalty revenue and its impact on the Goldman Sachs loan, the company’s independent registered public accounting firm has included a going concern qualification in its opinion contained in XOMA’s annual report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 11, 2009.

A more detailed tabulation of XOMA’s financial results appears below, and a fuller discussion is included in the company’s 2008 Form 10-K filing.

Guidance Update

The company will not be providing guidance on revenues or cash receipts for 2009 so as to best manage its on-going negotiations for XOMA 052 and technology licensing and in light of general economic and market conditions.

The company expects that cash used in operating activities may range from $15 million to cash neutral or positive. This guidance does not include cash from royalty payments.

About XOMA 052

XOMA 052 is a potent monoclonal antibody with the potential to improve the treatment of patients with a wide variety of inflammatory diseases. XOMA 052 binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine that is involved in the development of diabetes, rheumatoid arthritis, gout and other diseases. By binding IL-1 beta, the drug inhibits the activation of the IL-1 receptor, thereby preventing the cellular signaling events that produce inflammation. XOMA 052 is a humanized IgG2 antibody with a half-life of 22 days. Based on its binding properties, specificity to IL-1 beta and half-life, XOMA 052 may provide convenient dosing of once per month or longer.

XOMA 052 was developed by XOMA using the company’s proprietary antibody technologies, capabilities and expertise. XOMA owns worldwide rights to the antibody and related intellectual property.

The central role of the IL-1 pathway in multiple diseases has been clinically validated by two FDA-approved therapies and several inhibitors of the IL-1 pathway in clinical development. These disease indications include rheumatoid arthritis, systemic juvenile idiopathic arthritis, gout, Muckle-Wells syndrome, and others.

Investor Conference Call

XOMA will host a conference call and web cast to discuss its fiscal year 2008 results today, March 11, 2008, at 4:30 p.m. EDT. The web cast can be accessed via XOMA’s website at http://www.investorcalendar.com/IC/CEPage.asp?ID=141980 and will be available for replay until close of business on June 10, 2009. Telephone numbers for the live audio cast are 877-407-9205 (U.S. and Canada) and 201-689-8054 (International). Conference ID #: 315644. A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on April 10, 2009. Telephone numbers for the replay are 877-660-6853 (U.S./Canada) and 201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 315644.

About XOMA

XOMA discovers, develops and manufactures therapeutic antibody and other agents designed to treat inflammatory, autoimmune, infectious and cancerous diseases. The company’s proprietary product pipeline includes XOMA 052, an anti-IL-1 beta antibody, and XOMA 3AB, a biodefense anti-botulism antibody candidate.

XOMA’s proprietary development pipeline is primarily funded by multiple revenue streams resulting from the licensing of its antibody technologies, product royalties, development collaborations and biodefense contracts. XOMA’s technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA® (efalizumab) for chronic moderate to severe plaque psoriasis, LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration and CIMZIA® (certolizumab pegol) for Crohn’s disease.

The company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA’s proprietary Human Engineering™ and Bacterial Cell Expression and manufacturing technologies. Bacterial Cell Expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed BCE licenses.

In addition to developing its own products, XOMA develops products with premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to approval, and a team of about 200 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Forward-Looking Statements

Certain statements contained herein concerning the anticipated levels of cash inflows, cash utilization, cash expenditures and reductions in cash expenditures; sales of approved products; timing of initiation, completion or availability of results of clinical trials; expected payments under existing agreements and/or product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the anticipated levels of cash inflows, cash utilization, cash expenditures and reductions in cash expenditures may be other than as expected due to unanticipated changes in XOMA’s research and development programs, unavailability of additional arrangements or higher than anticipated transaction costs; sales of approved products may be lower or decline faster than anticipated as a result of actions or inaction by the third parties responsible for selling such products; the timing of initiation, completion or availability of results of clinical trials may be delayed or may never occur as a result of unavailability of resources, actions or inaction by our present or future collaboration partners, insufficient enrollment in such trials or unanticipated safety issues; and XOMA will not receive the estimated total amounts of funds if it cannot successfully carry out its obligations under its existing contracts.

These and other risks, including those related to XOMA’s ability to remain in compliance with or renegotiate the requirements of its loan agreements; the declining and generally unstable nature of current economic conditions; the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

* * Tables Follow * *

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$9,513	$22,500
Short-term investments	1,299	16,067
Restricted cash	9,545	6,019
Receivables	16,686	12,135
Prepaid expenses and other current assets	1,296	1,113
Debt issuance costs	365	254

Total current assets	38,704	58,088
Property and equipment, net	26,843	25,603
Debt issuance costs—long-term	1,224	722
Other assets	402	402

Total assets	$67,173	$84,815

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$9,977	$6,995
Accrued liabilities	4,438	7,710
Accrued interest	1,588	878
Deferred revenue	9,105	8,017
Other current liabilities	1,884	—

Total current liabilities	26,992	23,600
Deferred revenue—long-term	8,108	10,047
Interest bearing obligation—long-term	63,274	50,850
Other long-term liabilities	200	—

Total liabilities	98,574	84,497

Shareholders’ equity (net capital deficiency)	(31,401)	318

Total liabilities and shareholders’ equity (net capital deficiency)	$67,173	$84,815

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2008	2007	2008	2007
Revenues:
License and collaborative fees	$14,900	$601	$16,366	$36,460
Contract and other revenue	15,745	9,527	30,473	31,057
Royalties	6,275	4,596	21,148	16,735

Total revenues	36,920	14,724	67,987	84,252

Operating costs and expenses:
Research and development	20,132	18,351	82,576	66,215
General and administrative	5,161	5,517	24,145	20,581

Total operating costs and expenses	25,293	23,868	106,721	86,796

Income (loss) from operations	11,627	(9,144)	(38,734)	(2,544)
Investment and interest income	62	551	859	1,866
Interest expense	(2,042)	(1,228)	(7,654)	(11,585)
Other income (expense)	(48)	(56)	(99)	(63)

Net income (loss) before taxes	9,599	(9,877)	(45,628)	(12,326)

Income tax benefit	383	—	383	—

Net income (loss)	$9,982	$(9,877)	$(45,245)	$(12,326)

Basic net income (loss) per common share	$0.07	$(0.07)	$(0.34)	$(0.10)

Diluted net income (loss) per common share	$0.07	$(0.07)	$(0.34)	$(0.10)

Shares used in computing basic net income (loss) per common share	134,906	131,913	132,928	127,946

Shares used in computing diluted net income (loss) per common share	138,727	131,913	132,928	127,946